UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NEXUS BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

000-53207

(Commission File Number)

Nevada	98-0449083
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 Hillside Ave., Suite 108

Montclair, NJ 07042

(Address of principal executive offices)

(832) 758-7488

 (Registrant's telephone number)

Copies to:

Marc Ross, Esq.

Marcelle Balcombe, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being furnished on or about June 10, 2016 to all of the stockholders of record at the close of business on June 9, 2016 of the common stock of Nexus Biopharma, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Nexus Biopharma, Inc. (the “Company”) of a change in control of the Company and a change in the majority of the board of directors of the Company (the “Board”) which occurred pursuant to that certain Agreement of Merger and Plan of Reorganization dated May 17, 2016, as amended June 8, 2016 (the “Agreement”) by and among the Company, Nexus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”) and Nexus BioPharma, Inc., a Delaware corporation (“NBP”) providing for the merger of Merger Sub with and into NBP (the “Merger”), with NBP surviving the Merger as a wholly-owned subsidiary of the Company.

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, at the effective time of the Merger (the “Effective Time”), each share of NBP common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by (i) the NBP, Merger Sub or any direct or indirect subsidiary of any of them immediately prior to the effective time of the Merger or (ii) stockholders who have properly exercised and perfected appraisal rights under Delaware law), or an aggregate of 7,414,634 shares of NBP common stock, will be converted automatically into the right to receive 4.8552632 shares of the Company’s common stock (the “Common Stock”), or an aggregate of 36,000,000 shares of Common Stock. In addition, the shareholders of NBP shall receive convertible promissory notes corresponding to their proportional ownership interest of the common stock of NBP which shall be convertible into a to be created class of preferred stock of the Company, which preferred stock shall be convertible into an aggregate of 36,000,000 shares of the Company’s Common Stock. At the effective time of the Merger, the shareholders of NBP will own a majority of the outstanding shares of the Company.

In connection with the Agreement, on or about 10 days after the mailing of this Schedule 14f-1, Dexter Caliso and Presentacion Coranes will resign as directors of the Company and Warren Lau will be elected as the sole director of the Company. At the effective time of the Merger, the officers of the Company resigned and Warren Lau, the sole officer of NBP became the sole officer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding the Company’s current executive officers and directors and those individuals who will be elected as directors effective 10 days after the mailing of this Schedule 14f-1.

Each member of the Company’s board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position
Warren Lau	62	Chief Executive Officer, Chief Financial Officer, President and Secretary
Dexter R. Caliso (1)	40	Director
Presentacion A. Coranes (1)	36	Director

(1)

Effective upon the Company’s meeting its information obligations under the Exchange Act Dexter R. Caliso and Presentacion A. Coranes will resign as directors of the Company, and Warren Lau will be elected the sole director of the Company.

Warren Lau

Warren C. Lau has served as NBP’s President and Chief Executive Officer and Director since inception. From July 2009 to February 2015 Mr. Lau served as Founder, President Chief Executive Officer and Chief Financial Officer of MetaStat, Inc. (MTST-OTCBB). From October 2005 to March 2008, Mr. Lau served as a director and as the Founder, President and CEO of HoustonPharma, Inc. In February 2003, Mr. Lau founded PharmaFrontiers Corp., now Opexa Therapeutics, Inc. (OPXA-NASDAQ), and served as the company’s president, Chief Executive Officer, treasurer and a member of the board of directors. In 1996 Mr. Lau founded Adventrx Pharmaceuticals, Inc., now Mast Therapeutics, Inc. (MSTX-NYSE MKT), and served as the company’s President and Chief Executive Officer and as a member of its board of directors from July 1996 through November 2001.

Dexter R. Caliso

Dexter Caliso attended and attained a High School Diploma from Our Lady of Sorrows Secondary School in 1991. Between 1991 and 1995 he attended PATT College Aeronautics and obtained a Bachelor of Science degree in Aircraft Technology. After graduation in 1995 and until 1999, he was employed by Philippines Airlines in Manila where he supervised night crews for maintenance of all Beoing 747-400 aircraft owned by Philippine Airlines. From 1999 to 2001 he was employed by Singapore Airlines in Manila as 2nd Aircraft Mechanic and was responsible for instruction of junior mechanics as to the repair and maintenance of aircraft. Between 2001 and 2004 he was employed by Emirates Airlines in Manila as Supervising Aircraft Mechanic and was the supervisor of all maintenance personal in his department which resulted in Dexter being promoted to Chief Supervising Aircraft Mechanic. After 2004, until the present time, he was employed with Cathy Pacific Airline in Manila as Department Head of Maintenance Operations and was responsible for managing a staff of 30 aircraft mechanics. During this time he was responsible for implementing all new security and safety measures for all incoming Cathy Pacific Aircraft in Manila. While working for Cathy Pacific he attended and obtained a Certificate of Completion from the Bureau of Mines and Geoscience in Aerial Mapping and Surveying.

Presentacion A. Coranes

Presentacion Coranes graduated and received a diploma from Pedro Diaz High School in 1995 before attending AMA Computer College where she graduated with diplomas in bookkeeping and accounting. In 2000 Presentacion attended the University of the Far East and earned a diploma in Advanced Audit Procedures qualifying her to do full audit procedures of both private and public companies in the Philippines. While attending AMA Computer College, she worked for Zamperla Asia Pacific in Manila, Philippines and was responsible for handling the payroll for the entire company. In 1999, while attending the University of the Far East, Presentacion was employed by Philippines Long Distance Telecommunication Co. and was responsible for accounts receivable, collections and worked part time in the internal audit department where she assisted with filing with the Securities Exchange Commission of the Philippines. After graduating from the University of the Far East, she became employed with UCPB Insurance where she was solely responsible for auditing the accounts receivable department and assisting in the filings with the Securities Exchange Commission of the Philippines. In 2004 she joined the firm of JV & Sons Corp. as Audit Co-ordinator and was responsible for compiling audit reports for management and preparing filing documents for submission to the Securities Exchange Commission of the Philippines. Since 2005 she has been employed with Mary Kel Company as Department Head of the Collections Department where Presentacion is responsible for conducting the audits of the company and overseeing a staff of 10 people. In addition, she is the signing officer on the full and final version of the audit that is filed with the relevant tax authorities and the Securities Exchange Commission of the Philippines.

Directors Effective 10 Days After the Mailing of this Schedule 14f-1:

Set forth below is certain information regarding the persons who will be directors of the Company effective 10 days after the mailing of this Schedule 14f-1.

Name	Age	Position

Warren Lau	62	Chairman of the Board of Directors

See “Current Executive Officers and Directors of the Company” above for background of Mr. Lau.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The functions customarily performed by such committees have been performed by the Company’s sole director.

Communications with Directors

Shareholders may communicate with the Company’s directors by directing the communication in care of Warren Lau, at the address set forth on the front page of this Information Statement.

Director Independence

Dexter R. Caliso and Presentacion A. Coranes, our current directors, are not independent as defined under the Nasdaq Marketplace Rules. Upon his election to the board of directors effective 10 days after the mailing of this Schedule 14f-1, Warren Lau will not be independent as that term is defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s sole director and executive officer has not been involved in any of the following events during the past ten years:

1.

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.

found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

5.

the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the issued and outstanding shares of our common stock to file reports of initial ownership of common stock and other equity securities and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, during the fiscal year ended December 31, 2015, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

Board Leadership Structure and Role in Risk Oversight

Due to the small size and early stage of the Company, we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.

EXECUTIVE COMPENSATION

During its last two fiscal years, the Company did not pay any compensation to its executive officers.

Employment Agreements

The Company did not have any employment agreements with its former officers.

At the Effective Time, the Company assumed the obligations of NBP under that certain employment agreement dated March 1, 2014 with Warren Lau (the “Employment Agreement”). The Employment Agreement is for a term of three years (the “Initial Term”) and may be renewed for successive three-year periods following the Initial Term. Pursuant to the Employment Agreement, Mr. Lau shall receive a base salary of $175,000 annually and shall be entitled to receive an annual bonus as determined by the Company’s board of directors based upon the achievement of certain business-related goals (the “Annual Bonus”). In addition, the Company’s board of directors may award Mr. Lau a bonus in addition to the Annual Bonus based upon the achievement of certain other business-related goals as determined by the board of directors. The Company shall reimburse Mr. Lau for all reasonable out-of-pocket expenses paid or incurred by him in the course of his employment, costs of living expenses while Mr. Lau conducts business outside of New Jersey, relocation expenses, as applicable, automobile expenses and expenses related to the rental of office space. The Company shall pay all reasonable office rental expenses for a period of twelve months after the termination of the Employment Agreement. In addition, Mr. Lau shall be offered the opportunity to participate in pension, life insurance, accident insurance, health insurance, hospitalization and any other employee benefit plan adopted by the Company. Pursuant to the terms of the Employment after, Mr. Lau shall not, during the twelve month period following the termination of the Employment Agreement, compete with the Company in the field of AMPK activators, in any way cause or influence any employees of NBP to be employed by a company which competes with the Company or persuade or attempt to persuade any customer, client or research and development partner of the Company to cease or reduce its business with the Company.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of December 21, 2015.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended December 31, 2015. The Company has no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no material transactions, or series of similar transactions, since inception of the Company, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following tables set forth certain information regarding the ownership of our common stock as of June 9, 2016, following the closing of the Agreement, with respect to the beneficial ownership of the Company’s outstanding common stock by:

•

each director;

•

each person known by us to own beneficially 5% or more of our common stock;

•

each officer named in the summary compensation table elsewhere in this report; and

•

all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of June 9, 2016. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, to the best of our knowledge each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is c/o Nexus BioPharma Inc., 8 Hillside Ave., Suite 108, Montclair, NJ 07042.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
Warren Lau	7,899,741	12.3%

All directors and executive officers as a group (1 person)	7,899,741	12.3%

5% Shareholders

Crocus Bay Ventures LLC (2)	7,192,980	11.2%
Albert Einstein College of Medicine (3)	8,333,647	13.0%

_________________________

(1) Percentage is based upon 64,300,000 shares of common stock outstanding as of the date hereof.

(2) The address for the shareholder is P.O. Box 2422, Westport, CT 06880. Matthew I. Balk in his capacity as Managing Member holds the voting and dispositive power over the shares held.

(3) The address for the shareholder is 1300 Morris Park Avenue, Bronx, NY 10461. Jed M. Shivers in his capacity as Associate Dean for Finance and Administration holds the voting and dispositive power over the shares held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

NEXUS BIOPHARMA, INC.

Dated: June 9, 2016	By:	/s/ Warren Lau
Warren Lau
President and Chief Executive Officer